April 14, 2005



Mail Stop 3-8

By Facsimile and U.S. Mail

Mr. Edward E. Cohen
Chief Executive Officer
Atlas Pipeline Partners, L.P.
311 Rouser Road
Moon Township, Pennsylvania 15108


Re:	Form 10-K for the year ended December 31, 2004
	Filed March 16, 2005
	File No.  1-14998

Dear Mr. Cohen:

      We have reviewed your filing and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 1. Description of Business

General, page 3

1. You indicate that your revenues include the sale of natural gas,
natural gas liquids, condensate, and the gathering, compressing, treating, processing, and transporting of natural gas. In future filings, please disclose the amount or percentage of total revenue contributed by any class of similar products that accounted for 10%
or more of total revenues for all periods presented. Refer to Item 101(c)(1)(i) of S-K.

Item 6. Selected Financial Data, page 21

2. Please expand your disclosure to indicate, if so, that EBITDA as defined by you is consistent with the definition of EBITDA in your credit facility.

Item 7. Management`s Discussion and Analysis of Financial Conditon and Results of Operations

Contractual Obligations and Commercial Commitments, page 33

3. Please advise or revise your disclosure in future filings to include the amount of interest payments you expect on debt for the periods presented as required by Item 303 (a)(5)(ii)(A) of Regulation
S-K.   Please include disclosure of the assumptions used to
calculate
amounts included in the table where variable interest rates as of the most recent balance sheet date are used to compute the estimated contractual interest rates.

Item 8.  Financial Statements and Supplementary Data

4. Please identify related party transactions and amounts on the face of the financial statements in future filings. See Rule 4-08(k) of
Regulation S-X.

Consolidated Balance Sheets, page 39

5. Please set forth separately the amount related to your allowances for doubtful accounts on the face of your balance sheet or in a note to your financial statements. Refer to Rule 5-02.3 of Regulation
S-
X. In addition, please disclose information related to allowance for doubtful accounts in Schedule II -Valuation and Qualifying
Accounts.
Refer to Rules 5-04 and 12-09 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

General

6. Please disclose your accounting policy and methodology used to estimate the allowance for doubtful accounts. The description of the policy should identify the factors that influenced your judgment including historical losses and existing economic conditions and should also include a discussion of risk elements relevant to particular categories of accounts receivables.



Principles of Consolidation, page 44

7. We note your statement that your General Partner, Atlas
America,
controls the Operating Partnership.  Please explain to us your basis
for consolidating in your financial statements an entity in which you
do not control.  Include in your response a discussion of the rights
of the limited partners and general partner and the relevant accounting literature. Revise your disclosure to clarify the basis for your presentation including the nature of the interests held by
you, Atlas Pipeline.   In this regard, also support your
presentation
of the general partner`s interest.

Property and Equipment, page 45

8. You disclose that gas gathering, transmission and processing facilities are depreciated over 15 to 40 years using the straight-line method. Please disclose the weighted average useful lives related to each category and amount of depreciable asset class.

9. Please tell us your accounting policy for planned major maintenance projects. If you accrue for these costs prior to the periods in which they are actually incurred, please disclose this fact. If you accrue for these costs in advance, also disclose the nature of each planned maintenance project, when you begin accruing the related costs, the amounts that you accrued in each period related to each project in advance of the costs actually being incurred, and the related amounts still to be accrued.

Revenue Recognition, page 46

10. Please help us understand the physical flow of natural gas and volume measurement in relation to the revenue recognition policy with respect to your operations in the Appalachian Basin area and Mid-Continent area. In this regard, explain at what point revenue is recognized in the gas transmission process versus the point at which natural gas is transferred to your facilities.

11. We note that APLMC purchases and subsequently processes natural gas, by extracting natural gas liquids and removing impurities and sells the residue gas and natural gas liquids at market-based prices, remitting to producers a contractually-determined percentage of the sale proceeds. It appears that you record your revenues on a gross basis and include the amounts remitted to producers as an expense. Please tell us how you determined such treatment is appropriate with due regard to EITF 99-19. In doing so, please tell us who holds title and bears risk of loss while the gas is in your transmission facilities and help us understand why you have not recorded any natural gas inventory.


12. You disclose on page 5 that you do not have title to the natural gas delivered by your gathering systems in the Appalachian area. Please tell us if there are any instances whereby a producer delivers a volume of natural gas to your pipelines that is different from the volume you redeliver for the producer`s account to another party and if so how you value and account for such imbalances. Please be detailed in your response providing journal entries as necessary. In addition, please tell us if any unbilled revenue relating to the transportation or gas gathering operations exist.

13. We note that you are party to natural gas gathering agreements with Atlas America, Inc under which they pay you gathering fees generally equal to a percentage of the gross or weighted average sales price of the natural gas you transport. Please tell us and include in future filings how you determine the gross or weighted average sales price and include the indexes used to determine appropriate pricing.

Note 6. Spectrum Acquisition, page 50

14. Please tell us how you recorded the commitment fees of $750 thousand paid to Resource America and the $500 thousand paid to Atlas
America on your consolidated statement of income. In addition, please tell us how you classified such payments on your statement of cash flows. In doing so, please provide the accounting guidance in which you relied upon in support of the related treatment.

15. We note that you sold preferred interests in the operating partnership totaling $20 million to Resource America and Atlas America. Within the same month, you repurchased such preferred units for $20.4 million. Please tell us how you how you determined fair value when repurchasing the preferred units and indicate how you accounted for the premium paid.

Note 7. Derivative Instruments, page 52

16. You disclosed that of the $2.6 million net derivative
liability
at December 31, 2004, $1.9 million of losses will be reclassified to
earnings over the next twelve month period and $708 thousand in later
periods.  Your accumulated other comprehensive loss as of December
31, 2004 totaled $1.318 million.   Please reconcile the amounts
recorded in your accumulated other comprehensive loss to the amounts recorded as your net derivative liability as of December 31, 2004. In addition, please revise future filings to disclose the estimated net amount of the existing gains or losses in accumulated other comprehensive income at the reporting date that is expected to be reclassified into earnings within the next 12 months. Please refer to paragraph 45 (b) (2) of SFAS 133 and DIG I2.


Note 9. Related Party Transactions, page 55

17. We note the General Partner determines the costs and expenses that are allocated. Please advise us and expand your disclosure in future filings to specify the method used to allocate expenses along with management`s assertion that the method used is reasonable. See
Staff Accounting Bulletin Topic 1:B.

Note 15. Long-Term Incentive Plan, page 58

18. In future filings, please segregate the number of phantom units not yet exercisable from those that are exercisable for each period presented. In addition, please provide the number of years over which these phantom units will vest.

Note 16. Operating Segment, Information and Major Customers, page
59

19. Your revenues consist of sales of natural gas, natural gas liquids, condensate, and the gathering, compressing, treating, processing, and transporting of natural gas. Please disclose your revenues from external customers for each product and service or each
group of similar products and services.   This information should
be
provided for each period presented. Please refer to paragraph 37 of
SFAS 131.

 	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 824-5384.
In his absence, direct your questions to Donna DiSilvio at (202)
942-
1852.  Any other questions may be directed to me at (202) 942-
2823.


Sincerely,



						Michael Moran
						Branch Chief

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Atlas Pipeline Partners, L.P.
April 14, 2005
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